EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in Millions, Except Ratios)

	Nine months ended September 30,	Years ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings (loss) [1]
(Loss) income from continuing operations before income taxes	$(33.8)	$471.5	$235.7	$(5.0)	$(186.6)	$(267.0)

Fixed charges [1]
Interest expense and other charges	117.7	211.9	236.7	218.7	181.9	172.0
Interest factor of net operating rents [2]	133.8	183.9	185.6	185.1	183.9	190.0

Total fixed charges	251.5	395.8	422.3	403.8	365.8	362.0

Earnings (loss), as adjusted	$217.7	$867.3	$658.0	$398.8	$179.2	$95.0

Ratio of earnings to fixed charges [3]	N/A	2.2	1.6	N/A	N/A	N/A

1	Earnings (loss) consist of (loss) income from continuing operations before income taxes, equity in net income (loss) of unconsolidated affiliates and adjustments for net (income) loss attributable to noncontrolling interests. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all of which are included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).
2	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.
3

We had a less than 1:1 ratio of earnings to fixed charges due to our losses in the nine months ended September 30, 2009 and years ended December 31, 2006, 2005 and 2004. To provide a 1:1 coverage ratio for the deficient periods, results as reported would have required additional earnings of $33.8, $5.0, $186.6 and $267.0 in the nine months ended September 30, 2009 and the years ended December 31, 2006, 2005 and 2004, respectively.